TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 18, 2002

THE PROGRESSIVE CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	**1-9518**	**34-0963169**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

6300 Wilson Mills Road, Mayfield Village, Ohio 44143
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code 440-461-5000

Not Applicable
(Former name or former address, if changed since last report)

Item 5. *Other Events.*

On November 18, 2002, The Progressive Corporation (the "Company") began an underwritten public offering (the "Offering") of $400 million aggregate principal amount of the Company's 6.25% Senior Notes due 2032, to be issued under the Company's previously filed Registration Statement on Form S-3 (File No. 333-100674) (the "Registration Statement"). The Offering closed on November 21, 2002.

Item 7. *Financial Statements and Exhibits.*

(c) Exhibits.

The following Exhibits are filed as part of this report and as an Exhibit to the Registration Statement:

Exhibit No.	Description
1.1	Underwriting Agreement dated November 18, 2002, among The Progressive Corporation, Goldman Sachs & Co., and Credit Suisse First Boston Corporation
4.6	Fourth Supplemental Indenture dated November 21, 2002, between The Progressive Corporation and State Street Bank and Trust Company, as Trustee
4.7	Form of 6.25% Senior Notes due 2032

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 21, 2002

THE PROGRESSIVE CORPORATION

By: /s/ Stephen D. Peterson

Name: Stephen D. Peterson
Title: *Treasurer*

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EXHIBIT INDEX

Exhibit No. Under Reg. S-K Item 601	Form 8-K Exhibit No.	Description of Exhibit
1	1.1	Underwriting Agreement dated November 18, 2002, among The Progressive Corporation, Goldman Sachs & Co., and Credit Suisse First Boston Corporation
4	4.6	Fourth Supplemental Indenture dated November 21, 2002, between The Progressive Corporation and State Street Bank and Trust Company, as Trustee
4	4.7	Form of 6.25% Senior Notes due 2032

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